Exhibit 99.2

Notice to Owners of ordinary shares

CollPlant Holdings Ltd.

Proxy/Voting Card

Owners of record on May 8, 2018 (the “Record Date”) of ordinary shares of CollPlant Holdings Ltd. (the “Company”) are hereby notified of an upcoming extraordinary general meeting of the Company to be held on June 7, 2018 in Israel (the “Meeting”).

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote through the proxy card, which also serves as their voting card, by completing, dating, signing and sending the proxy to the Company’s offices so that it is received by the Company no later than June 7, 2018, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company, no later than June 7, 2018, at 06:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold ordinary shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting (i.e., 04:00 a.m. Israel time on June 7, 2018). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your shares.

CollPlant Holdings Ltd.

Dated: May 3, 2018

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EXTRAORDINARY GENERAL MEETING OF

COLLPLANT HOLDINGS LTD.

TO:       CollPlant Holdings Ltd.

Fax Number:   +972-73-232-5602

Email: eran@collplant.com

Telephone Number:   +972-73-232-5600

Extraordinary General Meeting to be held on June 7, 2018

FROM:        __________________________________________________________________

Company/Individual Name

SIGNATURE:        _______________________________________________________________

Authorized Signatory Name, Signature/Medallion

CONTACT INFO:      ____________________________________________________________

Telephone/Fax Number, E-mail Address

TOTAL NUMBER OF ORDINARY SHARES

HELD AS OF May 8, 2018:        _________________________________________________

NUMBER OF ORDINARY SHARES BEING VOTED: ____________________________________

DATE: ________________________, 2018

CollPlant Holdings Ltd.

Extraordinary General Meeting

June 7, 2018

The above-noted holder of ordinary shares of CollPlant Holdings Ltd. (the “Company”) hereby requests and instructs Mr. Eran Rotem to endeavor insofar as practicable, to vote or cause to be voted the number of ordinary shares held as of close of business on May 8, 2018 at the Extraordinary General Meeting of the Company to be held in Israel on June 7, 2018 at 10:00 a.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED COMPLETED BY

06:00 A.M. (OR IF VOTED ELECTRONICALLY BY 04:00 A.M.) ISRAEL
TIME ON JUNE 7, 2018 TO BE VALID

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EXTRAORDINARY GENERAL MEETING OF

COLLPLANT HOLDINGS LTD.

1. To approve the Arrangement between the Company, its shareholders and the holders of Series I Warrants and Series K Warrants, as described in the accompanying proxy statement.

☐ FOR                ☐ AGAINST               ☐ ABSTAIN

1a. Do you hold Series I Warrants and/or Series K Warrants whose value in aggregate exceeds 70% of the value of your holding on the Company’s ordinary shares or ADSs? For this purpose, the value of the ordinary shares, ADSs and Series I and Series K Warrants will be calculated as described in the accompanying proxy statement (Response required for vote to be counted).

☐ YES               ☐ NO

2. To issue a pre-paid warrant to purchase 21,200 ADSs representing 1,060,000 ordinary shares of the Company to Alpha Capital Anstalt. ☐ FOR ☐ AGAINST ☐ ABSTAIN
2a. Are you Alpha Capital Anstalt and/or anyone acting on its behalf? (Response required for vote to be counted.) ☐ YES ☐ NO

End of resolutions

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